# DEMPSEY FINANCIAL NETWORK, INC.

Financial Statements
For the Year Ended
December 31, 2017
With
Report of Independent Registered Public Accounting Firm

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT
## REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dempsey Financial Network, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2002.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

### Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 19, 2018
Atlanta, Georgia

*Rubio CPA, PC*
Rubio CPA, PC

# DEMPSEY FINANCIAL NETWORK, INC.
## STATEMENT OF FINANCIAL CONDITION
### December 31, 2017

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 256,958 |
| Commissions receivable | | 2,220 |
| Prepaid expenses | | 22,345 |
| Property and equipment, net of | | |
| accumulated depreciation of $19,572 | | - |
| Total Assets | $ | 281,523 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Common stock, $1 par value; 100,000 shares | | |
| authorized, 1,000 shares issued and outstanding | | 1,000 |
| Additional paid-in capital | | 499,488 |
| Accumulated deficit | | (218,965) |
| Total Stockholder's Equity | $ | 281,523 |

The accompanying notes are an integral part of these financial statements.

# DEMPSEY FINANCIAL NETWORK, INC.
## STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

| | | |
|---|---|---:|
| **REVENUES** | | |
| Commissions | $ | 155,076 |
| Interest Income | | 1,179 |
| Total Revenue | | 156,255 |
| **GENERAL AND ADMINISTRATIVE EXPENSES** | | |
| Compensation and benefits | | 59,303 |
| Occupancy | | 30,150 |
| IT, Data, Communications | | 21,936 |
| Other operating expenses | | 40,576 |
| Total Expenses | | 151,965 |
| NET INCOME | $ | 4,290 |

The accompanying notes are an integral part of these financial statements.

## DEMPSEY FINANCIAL NETWORK, INC.
## STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

| | | |
|---|---:|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 4,290 |
| Adjustments to reconcile net income to net cash provided by operations: | | |
| Change in commissions receivable | | 18,371 |
| Change in prepaid expenses | | (4,091) |
| | | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 18,570 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Stockholder distributions | | (60,000) |
| | | |
| NET CASH USED BY FINANCING ACTIVITIES | | (60,000) |
| | | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (41,430) |
| | | |
| CASH AND CASH EQUIVALENTS BALANCE: | | |
| Beginning of year | | 298,388 |
| | | |
| End of year | $ | 256,958 |

The accompanying notes are an integral part of these financial statements.

# DEMPSEY FINANCIAL NETWORK, INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### For the Year Ended December 31, 2017

|  | Shares Common Stock | Additional paid-in capital | Retained earnings (Accumulated deficit) | Total |
|---|---|---|---|---|
| Balance, December 31, 2016 | $ 1,000 | $ 499,487 | $ (163,254) | $ 337,233 |
| Net Income |  |  | 4,290 | 4,290 |
| Distributions |  | - | (60,000) | (60,000) |
| Balance, December 31, 2017 | $ 1,000 | $ 499,487 | $ (218,964) | $ 281,523 |

The accompanying notes are an integral part of these financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business:  The Company is a registered broker-dealer organized under the laws of the state of Georgia that began business in March 1995.  The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company provides market support and product placement services on behalf of certain insurance carriers that issue variable securities products.  The Company is a "sub-wholesaler" for issuers of variable life and variable annuity products.

Cash and Cash Equivalents:  The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank balances at a high credit quality financial institution.  The balances at times may exceed federally insured limits.

Income Taxes:  The Company has elected to be taxed as an S corporation.  Therefore the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes.  Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position.  A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.  The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates:  Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.  Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses.  Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review – Subsequent events were evaluated through the date the financial statements were issued.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers.  The Company will adopt ASU 2014-09 effective January 1, 2018.  ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective.  In doing so, companies will need to use more judgment and make more estimates than under current guidance.  The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

DEMPSEY FINANCIAL NETWORK, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE B – NET CAPITAL

The Company, as a registered broker-dealer, is subject to the Securities and Exchange
Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of
minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as
defined, shall not exceed 15 to 1.  At December 31, 2017, the Company had net capital of
$256,958, which was $251,958 in excess of its required net capital of $5,000 and the ratio of
aggregate indebtedness to net capital was .0 to 1.0.

NOTE C – OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute investment transactions
through the Company.  These activities may expose the Company to off balance sheet risk in
the event the customer or other broker is unable to fulfill its contracted obligations and the
Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – RELATED PARTIES

The Company has an expense sharing agreement with a related company owned by the
Company's stockholder.  The related company provides the Company with administrative staff,
office space and related operating expenses in exchange for fees.  The office facilities occupied
by the related company that are shared with the Company are leased from the common
stockholder.  Fees are payable monthly in amounts sufficient to cover costs incurred by the
related party considered allocable to the Company.  Fees under the agreement for 2017 were
approximately $80,765.

Financial position and results of operations would differ from the amounts in the accompanying
financial statements if these related party transactions did not exist.

NOTE E – CONCENTRATION

Most of the Company's revenues were earned from brokers who were introduced to the
Company by a related party, which is an insurance agency (See Note D).

NOTE F – CONTINGENCIES

The Company is exposed to litigation in the normal course of business.  There is no litigation in
progress at December 31, 2017.

# SUPPLEMENTAL INFORMATION

## SCHEDULE I
## DEMPSEY FINANCIAL NETWORK, INC.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
## AS OF DECEMBER 31, 2017

NET CAPITAL:

| | | |
|---|---:|---:|
| Total stockholder's equity | $ | 281,523 |
| Less non-allowable assets: | | |
|    Commissions receivable | | (2,220) |
|    Prepaid expenses | | (22,345) |
|      Total non-allowable assets | | (24,565) |
| Net capital before haircuts | | 256,958 |
| Less haircuts | | - |
| Net capital | | 256,958 |
| Less net capital required | | 5,000 |
| Excess net capital | $ | 251,958 |
| Aggregate indebtedness | | - |
| Required net capital based on aggregate indebtedness | $ | - |
| Ratio of aggregate indebtedness to net capital | | - |

## RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
## IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2017

There is no difference between net capital as reported in Part IIA of Form X-17a-5
and net capital as reported above.

DEMPSEY FINANCIAL NETWORK, INC.


SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017


The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.


SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017.


The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

# RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Dempsey Financial Network, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Dempsey Financial Network, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dempsey Financial Network, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) Dempsey Financial Network, Inc. stated that Dempsey Financial Network, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Dempsey Financial Network, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dempsey Financial Network, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 19, 2018
Atlanta, GA

*Rubio CPA, PC*
Rubio CPA, PC

# BROKER DEALER'S ANNUAL EXEMPTION REPORT

Dempsey Financial Network, Inc. claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Dempsey Financial Network, Inc. met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Kay Dempsey CLU, ChFC

S. Kay Dempsey
February 18, 2018